LIMITED LIABILITY COMPANY AGREEMENT

OF

MAGNOLIA FUND HTX, LLC

A DELAWARE LIMITED LIABILITY COMPANY

Dated as of December 11, 2023

THE INTERESTS OF THE COMPANY DESCRIBED IN THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE, AND MAY BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF ONLY (I) IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFERABILITY CONTAINED IN THIS AGREEMENT, AND (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED UNDER APPLICABLE FEDERAL AND STATE SECURITIES LAWS.

UNDER NO CIRCUMSTANCES SHALL THE MANAGER OR ANY AFFILIATE THEREOF PROVIDE, OR BE AUTHORIZED OR EXPECTED TO PROVIDE, ANY INVESTMENT ADVICE WITH RESPECT TO SECURITIES AND NO PERSON SHALL EXPECT, OR BE EXPECTED, TO INVEST ON THE BASIS OF ANY SUCH ADVICE.

TABLE OF CONTENTS

Page

ARTICLE I DEFINED TERMS 3

ARTICLE II ORGANIZATIONAL MATTERS 9
SECTION 2.1 Formation; Name 9
SECTION 2.2 Purpose of the Company. 9
SECTION 2.3 Offices; Registered Agent. 9
SECTION 2.4 Term. 9
SECTION 2.5 Liability to Third Parties. 9
SECTION 2.6 Insurance. 9

ARTICLE III CAPITAL 10
SECTION 3.1 Capital; Generally; Interests 10
SECTION 3.2 Capital Contributions. 10
SECTION 3.3 Capital Account. 11

ARTICLE IV ALLOCATION OF NET INCOME AND NET LOSSES 11
SECTION 4.1 General. 11
SECTION 4.2 Special Allocations 12
SECTION 4.3 Tax Allocations. 14
SECTION 4.4 Books of Account. 14
SECTION 4.5 Fiscal Year 15
SECTION 4.6 Tax Returns and Information; Reports. 15
SECTION 4.7 Partnership Representative. 17

ARTICLE V DISTRIBUTIONS 19
SECTION 5.1 Distribution of Proceeds 19
SECTION 5.2 Restoration of Deficit Capital Accounts. 20
SECTION 5.3 Amounts Withheld. 20
SECTION 5.4 Tax Distributions 20
SECTION 5.5 Return of Distributions 20
SECTION 5.6 Deferred Distributions. 21

ARTICLE VI MANAGEMENT AND OPERATION OF THE COMPANY; MEMBERS 22
SECTION 6.1 General. 22
SECTION 6.2 Personal Services; Affiliated Agreements; Fees. 24
SECTION 6.3 Acquisition Fee; Management Fee; Capital Transaction Fee; Organizational Expenses; Company Expenses. 25
SECTION 6.4 Permissible Investment Activities of Manager and its Affiliates 26
SECTION 6.5 Limited Liability of the Members. 26
SECTION 6.6 No Management Responsibility, Power or Authority of the Members. 26
SECTION 6.7 Approval, Consent and Meetings of the Members 27

ARTICLE VII INDEMNIFICATION 28
SECTION 7.1 Exculpation 28
SECTION 7.2 Indemnification; Waiver of Fiduciary Duties. 28
SECTION 7.3 Continuing Rights. 29
SECTION 7.4 No Member Liability 29

SECTION 7.5 Settlements. 29
SECTION 7.6 Amendments....29

ARTICLE VIII TRANSFER OF A MEMBER'S INTEREST....29
SECTION 8.1 General. 29

ARTICLE IX DISSOLUTION AND LIQUIDATION 31
SECTION 9.1 Dissolution. 31
SECTION 9.2 Events Not Causing Dissolution; Filing of Certificate of Termination. 31
SECTION 9.3 Winding Up. 32
SECTION 9.4 Compliance with Timing Requirements of Regulations. 33
SECTION 9.5 Indebtedness of Members....33
SECTION 9.6 Documentation of Liquidation. 33
SECTION 9.7 Reasonable Time for Winding-Up. 33
SECTION 9.8 Liability of the Liquidator. 33
SECTION 9.9 Removal of the Manager. 34

ARTICLE X MISCELLANEOUS 35
SECTION 10.1 Governing Law....35
SECTION 10.2 Waiver of Jury Trial. 35
SECTION 10.3 Amendments and Waivers. 36
SECTION 10.4 Notices....37
SECTION 10.5 Entire Agreement. 38
SECTION 10.6 No Agency....38
SECTION 10.7 Severability....38
SECTION 10.8 Counterparts; Electronic Signatures....38
SECTION 10.9 Headings; Exhibits. 38
SECTION 10.10 Further Assurances....38
SECTION 10.11 Successors and Assigns....39
SECTION 10.12 Pronouns and Plurals....39
SECTION 10.13 Binding Effect. 39
SECTION 10.14 Creditors. 39
SECTION 10.15 Other Business and Investment Ventures....39
SECTION 10.16 Confidentiality....39
SECTION 10.17 No Fiduciary Duty of Related Lender. 40
SECTION 10.18 Use of Name. 40
SECTION 10.19 Legal Counsel....40
SECTION 10.20 Waiver of Partition. 40

EXHIBIT A - Schedule of Members

LIMITED LIABILITY COMPANY AGREEMENT

OF

MAGNOLIA FUND HTX, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of MAGNOLIA FUND HTX, LLC, a Delaware limited liability company (the "Company"), is entered into to be effective as of December 11, 2023 (the "Effective Date") by and among the Manager and the Members.

RECITALS

A. On December 11, 2023 (the "Formation Date"), the Company was formed as a limited liability company in accordance with the Act.

B. The initial Members of the Company (the "Initial Members") wish to enter into this Agreement to, among other things, (i) admit as Members the Persons specified on Exhibit A, (ii) provide for the management of the Company, (iii) appoint Magnolia Fund HTX GP, LLC, a Delaware limited liability company, as the Manager of the Company, and (iv) set forth the respective rights and obligations of the Members and the Manager.

C. The Manager will use the proceeds from the Offering to (among other things as permitted herein) cause the Company to acquire, redevelop and operate two adjoining properties located at 6600 Harrisburg Blvd. and 6614 Harrisburg Blvd., Houston, Texas 77011 (the "Investment Property"), with the acquisition of the Investment Property to be conducted by a wholly-owned subsidiary of the Company, Magnolia Harrisburg, LLC, a Texas limited liability company (the "Special Purpose Entity").

D. The foregoing recitals are an integral part of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members and the Manager agree as follows:

ARTICLE I
DEFINED TERMS

The terms used in this Agreement with their initial letters capitalized shall, unless the context otherwise requires, have the meanings specified in this Article I. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires. Wherever used in this Agreement, unless another meaning is explicitly indicated by the context:

"Act" means the Delaware Limited Liability Company Act, as from time to time in effect in the State of Delaware, or any corresponding provision or provisions of any succeeding or successor law of such State; provided, however, that in the event that any amendment to the Act,

or any succeeding or successor law, is applicable to the Company only if the Company has elected to be governed by the Act as so amended or by such succeeding or successor law, as the case may be, the term "Act" shall refer to the Act as so amended or to such succeeding or successor law only after the appropriate election by the Company, if made, has become effective.

"Affiliate" means, when used with reference to a specified Person (i) any Person directly or indirectly controlling, controlled by (as manager or otherwise), or under common control with the specified Person, (ii) a Person owning or controlling, directly or indirectly, 50% or more of the outstanding voting securities of such specified Person, (iii) any officer or director of such specified Person and (iv) if such other Person is an officer or director, any company for which such Person acts in such capacity. Notwithstanding the foregoing, except as otherwise set forth in this Agreement, the term Affiliate shall not impose liability on the Members with respect to their respective affiliated entities or Persons who are not involved in the transactions and operations that are the subject of the business of this Agreement.

"Agreement" means this Limited Liability Company Agreement, as it may be amended or restated from time to time, including all exhibits hereto.

"Allocation Percentage" means the Interest of the Company owned by a Member calculated by dividing the Subscribed Amount of such Member by the aggregate Subscribed Amounts of all Members of the Company, as expressed as a percentage of interests.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the laws of, or are in fact closed in, the State of Texas.

"Capital Account" has the meaning given in Section 3.3 hereof.

"Capital Proceeds" means the net proceeds derived by the Company (or the Special Purpose Entity and distributed to the Company) as a result of a Capital Transaction determined as follows: (i) in the case of any borrowing or refinancing, the gross amount of such borrowing or refinancing less all costs and expenses incurred by the Company in connection with the borrowing or refinancing, less any loans repaid with such proceeds, (ii) in the case of a sale or other disposition of any asset, the gross amount of such sale proceeds less any costs and expenses incurred by the Company, or payable specifically out of the proceeds of such sale (including, without limitation, repayment of any indebtedness required to be repaid as a result of such sale), (iii) in the case of any insurance or condemnation recovery, the gross amount of any such proceeds, less any costs and expenses incurred by the Company in conjunction with the recovery thereof, and less any amounts paid or set aside in reserve for payment of any restoration of the Investment Property relating to the event giving rise to such recovery, and (iv) any revenue previously set aside from Capital Proceeds which are deemed available for distribution in accordance with Article V below. For the avoidance of doubt, Capital Proceeds will be net of all the costs and expenses paid by the Company and amounts reserved for payment of costs, including capital costs and operating costs and expenses, applicable taxes and similar amounts, debt service, or other reasonable reserves determined in good faith by the Manager.

"Capital Transaction" means (i) a transaction pursuant to which (a) the Company or an Affiliate finances or refinances the Investment Property or any portion thereof, or (b) insurance

proceeds or other damages in respect of the Investment Property are recovered by the Company or an Affiliate, or (ii) any other transaction involving the Investment Property and/or the Company which, in accordance with generally accepted accounting principles, is considered capital in nature.

"Cause Event" means the Manager or any Principal, while employed by, or affiliated with, the Manager, has committed (in each case as determined by final judgment, after all appeals and the expiration of the time of appeal, of a court or other tribunal of competent jurisdiction) fraud, willful misconduct or gross negligence with respect to the Company and such fraud, willful misconduct or gross negligence has a material and adverse effect on the conduct of the Company's business; provided, that the provisions of this definition shall not apply to the extent the termination of employment of the Person(s) directly responsible for such Cause Event is effected within 60 days after the date such final judgment is rendered.

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware, as amended and/or restated from time to time in accordance with the terms hereof and the Act.

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations promulgated thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of the Code, as the same may be adopted and/or amended.

"Company" has the meaning given in the preamble of this Agreement.

"Company Account" has the meaning given in Section 3.2(iii) hereof.

"Company Expenses" has the meaning given in Section 6.3(v) hereof.

"Company Minimum Gain" has the meaning set forth in Regulations Section 1.704-2(b)(2) for the phrase "partnership minimum gain." The amount of Company Minimum Gain, as well as any net increase or decrease in Company Minimum Gain, for any relevant period shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

"Conversion" has the meaning given in Section 9.9(ii) hereof.

"Converted Non-Managing Member" has the meaning given in Section 9.9(ii) hereof.

"Fair Value" means, with respect to any asset, the fair market value of such asset, as determined by the Manager in good faith and in its sole discretion.

"Fiscal Year" has the meaning given in Section 4.5 hereof.

"Formation Date" has the meaning given in the recitals hereof.

"Indemnified Person" has the meaning given in Section 7.2(a) hereof.

"Initial Member" has the meaning given in the recitals hereof.

"Interest" means a limited liability company interest in the Company and includes any and all benefits to which the holder of such a limited liability company interest may be entitled as provided in this Agreement, including all voting and economic rights, together with all obligations of such Person to comply with the terms and provisions of this Agreement. Each Member's total Interest shall be expressed as an Allocation Percentage. The combined Interests of all holders shall at all times equal 100%.

"Investment Property" has the meaning given in the recitals hereof.

"Lender Restrictions" has the meaning given in Section 8.1 hereof.

"Liability" has the meaning given in Section 5.5(ii) hereof.

"Liquidating Event(s)" means those events described in Section 9.1 hereof which, upon their occurrence, will cause the Company to dissolve and its affairs to be wound up.

"Liquidator" means either the Manager or, in the event there is no remaining Manager, any Person elected by a Majority in Interest of the Members hereof responsible for overseeing the winding up and dissolution of the Company, as described in Section 9.3 hereof.

"Majority in Interest of the Members" means a group of Members whose Allocation Percentage exceeds 50% of the total Allocation Percentage of all Members. The Allocation Percentage of any Members that are Affiliates of the Manager will be disregarded for purposes of this calculation.

"Management Fee" has the meaning given in Section 6.3(i) hereof.

"Manager" means Magnolia Fund HTX GP, LLC, a Delaware limited liability company, and its permitted successors and assigns, or any successor Manager appointed pursuant to Section 9.9 hereof.

"Manager Commitment" has the meaning given in Section 3.2 hereof.

"Manager Indemnitees" has the meaning given in Section 9.9(iii) hereof.

"Manager Removal Date" has the meaning given in Section 9.9(ii) hereof.

"Manager Removal Notice" has the meaning given in Section 9.9(i) hereof.

"Maximum Offering Amount" has the meaning given in Section 3.1(i) hereof.

"Member" means each Person executing this Agreement and any other Person who properly is admitted as a Member in accordance with the terms of this Agreement, as identified on the schedule of Members attached hereto as Exhibit A, so long as such Person continues to be a Member of the Company.

"Member Nonrecourse Debt" has the meaning of "partner nonrecourse debt" that is set forth in Treasury Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" has the meaning of "partner nonrecourse debt minimum gain" that is set forth in Treasury Regulations Section 1.704-2(i)(2).

"Member Nonrecourse Deductions" has the meaning of "partner nonrecourse deductions" that is set forth in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"Net Cash Flow" means, with respect to any Fiscal Year or other accounting period designated by the Manager, all cash revenues of the Company derived from the Investment Property (excluding Subscribed Amounts), and amounts previously set aside as reserves that the Manager reasonably determines are no longer necessary for such purpose, less the following payments and expenditures to the extent the same are made from such cash revenues received by the Company: all cash expenditures incurred incident to the operation of the Company's business including, without limitation, debt service, real estate taxes, common area expenses, utility costs, building repair and maintenance costs, payment of fees and reasonable reserves for contingencies as established by the Manager.

"Net Income" and "Net Loss" means for each relevant period an amount equal to the Company's taxable income or loss for such period, determined in accordance with Code Section 703(a) (provided that for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) the amount of all income during such period that is exempt from federal income tax and is not otherwise taken into account in computing Net Income or Net Loss pursuant to this provision shall be added to such taxable income or loss; and

(ii) the amount of any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income or Net Loss pursuant to this provision, shall be subtracted from such taxable income or loss.

If the Company's taxable income or loss for such relevant period, as adjusted in the manner provided above, is a positive amount, such amount shall be the Company's Net Income for such period; and if a negative amount, such amount shall be the Company's Net Loss for such period. Notwithstanding any other provision of this definition of "Net Income" and "Net Loss," any items that are specifically allocated pursuant to Section 4.2 hereof shall not be taken into account in computing Net Income or Net Loss.

"Non-Managing Member" means any Member that is not the manager of the Company.

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

"Offering" means any offering of Interests in the Company to the Initial Members and potential future Members.

"Offering Termination Date" means December 31, 2024, unless otherwise determined by the Manager in its sole discretion.

"Organizational Expenses" has the meaning given in Section 6.3(ii) hereof.

"Partnership Representative" has the meaning given in Section 4.7(i) hereof.

"Person" means and includes any individual, partnership, joint venture, corporation, estate, trust or other entity.

"Preferred Return" means, with respect to each Member, a return of 8% per annum, non-compounded, on the amount of the then outstanding, unreturned Subscribed Amount of such Member. The calculation of Preferred Return as of any distribution date will be made from the applicable closing date on which the Company accepted the contribution of the applicable Subscribed Amount through the applicable date of distribution.

"Principals" means any officers, directors, employees or Affiliates substantially involved in the operation of the Manager.

"Proceeds" has the meaning given in Section 5.1 hereof.

"Regulatory Allocations" has the meaning given in Section 4.2(x) hereof.

"Removal Investments" has the meaning given in Section 9.9(ii) hereof.

"Representatives" means, with respect to any Person, such Person's members, managers, shareholders, partners, directors, officers, employees, agents, advisors, assigns, representatives and Affiliates, and their respective owners, members, managers, shareholders, partners, directors, officers, employees, agents, advisors, assigns, representatives and Affiliates.

"Securities Act" has the meaning given in Section 3.1(iii) hereof.

"Special Purpose Entity" has the meaning given in the recitals hereof.

"Subscribed Amount" means with respect to any Member, the total cash amount such Member paid to the Company for an Interest.

"Subscriber" means a Person who signs and delivers a Subscription Agreement to the Manager pending acceptance.

"Subscription Agreement" means a subscription agreement that a Subscriber signs to purchase Interests, or that a Person may be required by the Manager to sign as a Permitted Transferee.

"Supermajority in Interest of the Members" means a group of Members whose Allocation Percentage is equal to at least 75% of the total Allocation Percentage of all Members. The Allocation Percentage of any Members that are Affiliates of the Manager will be disregarded for purposes of this calculation.

"Transfer" means any act by a Member to sell, assign, transfer, offer to transfer, convey or otherwise dispose of, encumber, pledge, convey or hypothecate all or any part of its Interest.

"Treasury Regulations" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time-to-time, and any successor provisions.

"Unpaid Preferred Return" means, with respect to any Member, at any time of determination, the then accumulated Preferred Return not previously distributed to such Member.

ARTICLE II
ORGANIZATIONAL MATTERS

SECTION 2.1 Formation; Name. The Company was formed upon the execution and filing with the Secretary of State of the State of Delaware of the Certificate of Formation. The name of the Company shall be "Magnolia Fund HTX, LLC", or such other name as the Manager may from time to time hereafter designate in accordance herewith and the Act. The Manager shall cause to be executed and filed such further certificates, notices, statements or other instruments required by law for the operation of a limited liability company in all jurisdictions where the Company is required to or in which the Manager desires that the Company qualify or be authorized to do business as a foreign limited liability company, or as otherwise necessary to carry out the purpose of this Agreement and the business of the Company.

SECTION 2.2 Purpose of the Company. The purpose of the Company is to engage in any business or activity permitted to a limited liability company under the Act and under the laws of the State of Delaware.

SECTION 2.3 Offices; Registered Agent. The principal office of the Company, and such additional offices as the Company may determine to establish, shall be located at such place or places inside or outside the State of Delaware as the Manager may designate from time to time. The initial Company office shall be located at 4505 Rusk Street, Houston, TX 77023. The initial registered agent of the Company for service of process is CT Corporation System, with an address of 1999 Bryan Street, Suite 900, Dallas, TX 75201. The Manager may at any time change the registered agent and/or the address of the registered agent.

SECTION 2.4 Term. The term of the Company commenced on the date its Certificate of Formation was filed with the office of the Secretary of State of the State of Delaware and shall continue until terminated in accordance with the terms of this Agreement or the Act.

SECTION 2.5 Liability to Third Parties. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member, Manager or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or acting as a Manager or officer of the Company.

SECTION 2.6 Insurance. The Manager may maintain and be named as an insured on primary general liability insurance, without exclusion for "insured versus insured" claims, crime or other comparable insurance or bond (including coverage's for employee dishonesty and property of others with a joint loss payable provision), in an amount reasonable given the Company purposes, for all employees, officers, directors or other agents of the Manager or any of its Affiliates that handles funds of the Company or otherwise holds a position of trust with the

Company. If obtained, the cost of any bond or insurance under this paragraph shall be borne by the Company.

ARTICLE III
CAPITAL

SECTION 3.1 Capital; Generally; Interests.

(i) The authorized equity capitalization of the Company shall consist of not more than $2,500,000 (the "Maximum Offering Amount"); provided, that the Maximum Offering Amount may be increased by the Manager with the consent of a Majority in Interest of the Members.

(ii) Subject to Section 3.1(i), the Manager may accept additional Subscription Agreements and admit the Subscribers whose Subscription Agreements are accepted as Members from time to time, and may permit any Member to increase their respective Subscribed Amounts, on one or more dates until the Offering Termination Date. Any such additional Member and any member with respect to any increase in its Subscribed Amount shall be treated as having been a party to this Agreement, and any such increased Subscribed Amount shall be treated as having been made, as of the Effective Date for all purposes of this Agreement.

(iii) The Interests have not been registered with the SEC or any comparable state regulatory agency and will be offered in reliance upon one or more exemptions from registration set forth in the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws. The Interests will be subject to restrictions on transferability and resale to the extent required by applicable exemptions from the registration requirements of the Securities Act and applicable state securities laws and as set forth in this Agreement.

SECTION 3.2 Capital Contributions.

(i) Affiliates of the Manager will collectively invest an aggregate amount of no less than $250,000 in the Company prior to the Offering Termination Date (the "Manager Commitment").

(ii) Upon the date of (and as a condition to) its admission to the Company as a Member, each Member contributed or shall contribute, as applicable, to the Company the Subscribed Amount set forth in Exhibit A attached hereto in United States Dollars.

(iii) The Company shall establish a deposit account (the "Company Account") with a regional or national bank and shall maintain an accounting record of each Subscribed Amount. Unless otherwise determined by the Manager, each Subscriber shall deposit its entire Subscribed Amount in the Company Bank Account (by certified or cashier's check, ACH or wire transfer) no later than the date specified by the Manager. The Manager shall not be obligated to pay to Subscriber or any Member any interest (whether earned or not earned) on any Subscribed Amounts deposited in the Company Account prior to the date such Subscriber is legally admitted as a Member.

(iv) No Member has or shall have any right to demand, withdraw or receive a return of any Subscribed Amounts or any portion thereof.

(v) After the full payment of each Member's Subscribed Amounts, assessments may not be levied on or contributions required of any Member for any purpose, except to the extent of any return of distributions received by a Member as required under the Act or this Agreement.

(vi) The Manager shall establish, keep and maintain books, records and accounts of all capital contributions by all Members in the form and method as the Manager deems reasonable and appropriate including electronic records.

SECTION 3.3 Capital Account.

A separate capital account for each Member ("Capital Account") shall be maintained in accordance with this Section 3.3.

(i) Each Member's Capital Account shall be increased (credited) by (a) the cash contributed by such Member to the Company (net of any liabilities assumed by the Company with respect to that contributed property, or to which that contributed property is subject), and (b) the share of Net Income (including income exempt from tax) and gain allocated to the Member and any items in the nature of income or gain that are specially allocated pursuant to Article IV.

(ii) Each Member's Capital Account shall be decreased (debited) by (a) the cash and the Fair Value of the Company's property distributed to the Member (net of liabilities assumed by the Member and liabilities to which the distributed property is subject), and (b) the amount of Net Loss and deduction allocated to the Member and any items in the nature of expenses or losses that are specially allocated pursuant to Article IV, to the extent allowable under Code Section 1400Z-2(b)(2)(B).

(iii) A Member's Capital Account shall be adjusted as provided in Article IX.

(iv) No interest shall accrue or be paid on funds held in the Capital Accounts, and no Member shall have the right to withdraw funds from any Capital Account other than as provided in this Agreement.

If all or a portion of a Member's Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

ARTICLE IV
ALLOCATION OF NET INCOME AND NET LOSSES

SECTION 4.1 General. The Net Income, Net Losses, and individual items of income, gain, loss, deduction, and tax credits, to the extent allowable under Code Section 1400Z-2(b)(2)(B), for each relevant period will be allocated to the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is as nearly as possible, equal (proportionately) to (a) the distributions that would be made to such Member pursuant to Section

5.1 hereof if the Company were dissolved, its affairs were wound up, its assets were sold for cash equal to their value, its liabilities were satisfied, and the net remaining assets were distributed pursuant to Section 5.1 hereof, minus (b) the sum of such Member's share of Company Minimum Gain, such Member's share of partner nonrecourse debt minimum gain and such Member's deemed obligation, if any, to restore any deficit balance in its capital account (as determined according to Treasury Regulations Sections 1.704-2(b), 1.704-2(g), and 1.704-1(b)(2)(ii)(c), respectively). For purposes of making allocations pursuant to this paragraph prior to the dissolution of the Company, all assets held by the Company shall be deemed to have a value equal to their Fair Value.

SECTION 4.2 Special Allocations. Notwithstanding anything to the contrary in Section 4.1, the following special allocations will apply.

(i) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of this Article IV, if there is a net decrease in Company Minimum Gain during any relevant period, each Member shall be specially allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in an amount that equals such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant to the sentence. The items to be allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 4.2(i) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Section 4.2(ii), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any relevant period, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in an amount that equals such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain that is attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant to the sentence. The items to be allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 4.2(ii) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate a deficit in the Member's capital account created by such

adjustments, allocations, or distributions as quickly as possible. This Section 4.2(iii) is intended to constitute a "qualified income offset" within the meaning of Treasury Regulations Section 1.704 1(b)(2)(ii)(d)(3).

(iv) Gross Income Allocation. In the event any Member has a deficit balance in such Member's Capital Account (as determined after all other allocations provided for in this Article IV (other than Section 4.2(iii) hereof) have been tentatively made and after crediting such Capital Account for any amounts that such Member is obligated to restore or is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), items of Company gross income and gross gain shall be specially allocated to such Member in an amount and manner to eliminate such deficit (as so determined) as quickly as possible.

(v) Nonrecourse Deductions. In accordance with Treasury Regulations Section 1.704-2, any Nonrecourse Deductions for any relevant period shall be specially allocated among the Members in accordance with the Members' respective Allocation Percentage.

(vi) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any relevant period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(vii) Recapture Income. Any recapture income resulting from the sale or other taxable disposition of any Company asset shall be allocated, to the extent possible, among the Members in the same proportion that the deductions that directly or indirectly resulted in such recapture income were allocated and in a manner that is consistent with Treasury Regulations Sections 1.1245-1(e) and 1.1250-1(f).

(viii) Limitation on Member's Loss Allocations. Company losses shall not be allocated to a Member if the allocation of losses would cause the Member to have a negative balance in the Member's Capital Account in excess of the sum of (i) the amount, if any, that the Member is obligated to restore to the Company under this Agreement and (ii) the amount that the Member is deemed to be obligated to restore to the Company pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5). Company losses that cannot be allocated to a Member shall be allocated to the other Members; provided, however, that, if no Member may be allocated Company losses due to the limitations of this Section 4.2(viii), Company losses will be allocated to all Members in accordance with this Agreement (without regard to this Section 4.2(viii)).

(ix) Code Section 754 Adjustments. Pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to the extent an adjustment to the adjusted tax basis of any Company asset under Code Section 734(b) or 743(b) is required to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner that is consistent with the manner in which their Capital Accounts

are required to be adjusted pursuant to such Treasury Regulations and to the extent allowable under Code Section 1400Z-2(b)(2)(B).

(x) Curative Allocations. The allocations set forth in Sections 4.2(i) – (ix) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 4.2(x). Therefore, notwithstanding any other provision of this Article IV (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner he determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 4.1 hereof. In exercising its discretion under this Section 4.2(x), the Manager shall take into account future Regulatory Allocations under Sections 4.2(i) and 4.2(ii) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 4.2(v) and 4.2(vi) hereof and take into account Code Section 1400Z-2(b)(2)(B).

SECTION 4.3 Tax Allocations.

(i) General. Except as otherwise provided in Section 4.3(ii) hereof, as of the end of each relevant period, items of Company income, gain, loss, deduction, and expense shall be allocated for federal, state, and local income tax purposes among the Members in the same manner as the income, gain, loss, deduction, and expense of which such items are components were allocated to Capital Accounts pursuant to this Article IV.

(ii) Code Section 704(c) Allocations. In accordance with Code Sections 704(b) and 704(c) and the Treasury Regulations promulgated thereunder, Company income, gains, deductions, and losses with respect to any property contributed to the capital of the Company shall be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at that time (to be computed in accordance with the Treasury Regulations). If Company property is revalued in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv) at any time, subsequent allocations of Company income, gains, deductions, and losses with respect to such property shall take into consideration any variation between such property's revaluation and its adjusted basis for federal income tax purposes in the same manner as the variation is taken into consideration under Code Section 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Manager in a manner that reasonably reflects the purpose and intention of this Agreement.

SECTION 4.4 Books of Account. The Company shall keep complete and accurate records and accounts necessary or convenient to record the Company's business and affairs and sufficient to record the determination and allocation of all items of income, gain, loss, deduction and credit, distributions and other amounts as may be provided for herein, including records and accounts of

all Company revenues and expenditures and of the acquisition, ownership and disposition of all assets of the Company.

SECTION 4.5 Fiscal Year. The fiscal year of the Company shall end on the 31st day of December of each year (the "Fiscal Year").

SECTION 4.6 Tax Returns and Information; Reports.

(i) Tax Returns. The Company shall cause income and other required federal, state and local tax returns for the Company to be prepared. The Company shall make such other elections as it shall deem to be in the best interests of the Company and the Members. The cost of preparation of such returns by outside preparers, if any, shall be borne by the Company. In the event of a transfer of an Interest permitted under this Agreement, the Company shall, at the request of the transferring Member, file an election under Code Section 754 to adjust the bases of the assets of the Company in accordance with the provisions of Code Section 743. Any costs associated with such election (such as accounting fees) shall be borne by the transferring Member.

(ii) Schedule K-1. The Company shall furnish to each Member (a) as soon as reasonably practicable after the close of each Fiscal Year, such information concerning the Company as is reasonably required for the preparation of such Member's income tax returns (provided, however, that if the Company is unable to deliver a Schedule K-1 by April 1 following the close of such Fiscal Year, the Company shall use commercially reasonable efforts to provide a requesting Member with a good faith estimate of such information) and (b) as soon as reasonably possible after the close of each of the Company's first three fiscal quarters of each Fiscal Year such information concerning the Company as is reasonably required to enable the Member to pay estimated taxes.

(iii) Income Tax Reporting. The Manager shall cause the preparation and timely filing of all Company tax returns, shall make those tax elections and determinations on behalf of the Company as appear to be appropriate and shall timely file all other writings required by any governmental authority having jurisdiction to require that filing, the cost of which shall be borne by the Company. No election shall be made by the Company or any Member to be excluded from the application of the provisions of Subchapter K of the Code or from any similar provision of state tax laws. Upon the Transfer of all of a Member's Interest (in compliance with the provisions of this Agreement), or upon the death of an individual Member, or upon the distribution of any property by the Company to any Member, the Company, in the Manager's discretion, may file an election in accordance with applicable Regulations to cause the basis of the Company's assets to be adjusted for federal income tax purposes as provided in Sections 734, 743 and 754 of the Code.

(iv) Reporting; Records to be Kept.

(a) As soon as reasonably practicable after the end of each of the first three quarters of each Fiscal Year of the Company, beginning with the first full quarter after the acquisition of the Investment Property, the Manager shall provide to each Person who was a Member at any time during the quarter then ended a report in narrative form summarizing the status of the Company's investments and

the activities of the Company during such quarter and shall make available: (A) a consolidated balance sheet; (B) a consolidated statement of operations; and (C) a statement of Net Cash Flow and Capital Proceeds, to the extent applicable.

(b) As soon as reasonably practicable after the end of each Fiscal Year, the Manager shall provide to each Person who was a Member at any time during the Fiscal Year then ended a report in narrative form summarizing the status of the Company's investments and the activities of the Company during such Fiscal Year and containing: (A) a consolidated balance sheet, (B) a consolidated statement of operations, (C) a statement of Member's equity, and (D) a statement of cash flows. The books and records of the Company may, in the Manager's sole discretion, be audited by a firm of independent certified public accountants selected by the Manager.

(c) The Manager may, in its sole discretion, choose to provide some or all of the reports, statements, and other information described in this Section 4.6 to the Members via email, web-accessed secure portal or other electronic and/or Internet-based reporting medium in lieu of providing the Members with paper copies of such items.

(d) The Manager shall maintain the books and records of the Company and may deliver copies to each Member of quarterly reports and any annual financial statements, together with periodic progress reports, sales reports, certifications or material reports or documents that may be reasonably requested from time to time by the Members. The Company shall keep at its principal place of business or at such other office as shall be designated by the Manager:

(A) True and full information regarding the status of the financial and business condition of the Company;

(B) Copies of the Company's federal, state and local income tax returns for each year;

(C) A current list of the name and last known business, residence or mailing address of each Member;

(D) A copy of the filed Certificate of Formation and this Agreement and all amendments thereto, together with executed copies of any written powers of attorney pursuant to which any such document has been executed; and

(E) True and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by the Member and the date on which the Member became a member.

(v) Examination of the Company Records. Any Member or its representative may make in writing reasonable inquiry of the Manager as to the Company's affairs, and the Manager shall make reasonable efforts to address such Member's inquiry.

SECTION 4.7 Partnership Representative.

(i) Designation as Partnership Representative. With respect to any taxable year of the Company the Manager shall be the "partnership representative" as such term is defined in Code Section 6223(a) (the "Partnership Representative"). The Partnership Representative shall appoint an individual that it determines appropriate to be the "designated individual" within the meaning of Code Section 6223 and the Treasury Regulations issued thereunder.

(ii) Powers and Responsibilities.

(a) The Partnership Representative shall have the sole discretion to determine all tax-related matters of the Company, and shall be authorized to take any actions necessary or helpful with respect to responding to any audit, administrative request, examination or investigation of any return (including with respect to any judicial or administrative tax proceeding involving the Company, the determination of the allocation of any resulting taxes, penalties and interest among the Members, and the determination of whether to elect the application of the provisions of any provision of law, regulation or practice governing any tax controversy or proceeding).

(b) Without limiting the authority of the Partnership Representative under this Section 4.7, the Partnership Representative, shall be authorized to, and may (in any combination it so chooses) elect to or elect not to, (A) cause the Company to elect under Code Section 6221(b) to make Subchapter C of Chapter 63 of the Code inapplicable to the Company and take all actions, including disclosures and notifications, necessary to effectuate such election, (B) cause the Company to elect under Code Section 6226(a) and take all actions such that, to the extent the Partnership Representative considers practicable, all tax adjustments are taken into account by current or former Members as provided in Code Section 6226(b), (C) in the event that the Company is assessed an imputed underpayment, utilize the procedures established under Code Section 6225(c) to reduce such imputed underpayment to the extent the Partnership Representative considers practicable, (D) cause the Company to file a request for an administrative adjustment under Code Section 6227, and (E) take any similar applicable action to those described in (A)-(D) with respect to any "push out" statement furnished to the Company by a lower-tier partnership in accordance with Prop. Reg. Section 301.6226-3(e).

(iii) Limitation of Liability; Indemnity.

(a) Each Member agrees to hold the Partnership Representative harmless from (and to indemnify such persons for any interest, penalties, tax liabilities or other damages, whether direct, indirect or consequential, from) any decision made by any the Partnership Representative in connection with the exercise of its powers, whether or not described explicitly herein, including any tax election, filing position, or administrative or judicial proceeding (including without limitation any administrative adjustment request) involving any U.S. federal, state,

local or non-U.S. tax. This shall include any amount by which any Member's Capital Account is adjusted, as well as any amount expended by the Company in the discretion of any of the foregoing parties in connection with representing the Company in the manner described herein.

(b) In the event that a tax liability or other tax-related amount is asserted against the Partnership Representative it shall have the right to be reimbursed by the Members (including any former Member or its successor, as applicable) to whom, in the sole opinion of the Manager, such amount is economically attributable.

(c) The exculpation and indemnity described by this Section 4.7(iii) shall survive a Member's ceasing to be a Member in the Company and the termination, dissolution, liquidation and winding up of the Company.

(iv) Document Requests. Each former and current Member agrees to execute, acknowledge, deliver, file or record at the appropriate public offices such documents as may be requested by the Company or Partnership Representative that are necessary or (in the sole opinion of the applicable Partnership Representative) helpful to the appointment of the Partnership Representative and/or the execution of any of its powers or duties, whether or not described herein, including Section 4.7(ii) hereof.

(v) Consistency of Tax Returns.

(a) Except as otherwise required by law, each current and former Member agrees to not treat any Company tax item on such Member's U.S. federal, state or local income tax return in a manner that is inconsistent with the presentation of such item on the Company's own return, including, without limitation, the Schedule K-1 provided by the Company to such Member or any "push-out" statement furnished by the Company to such Member in accordance with Prop. Reg. Section 301.6226-3(e), without the prior written consent of the Partnership Representative, which the Partnership Representative may withhold in its discretion.

(b) Each Member agrees that it will not file any claim or petition with any administrative authority or in court with respect to any tax matter of the Company without the prior, written consent of the Partnership Representative.

(c) Each current or former Member who is both permitted to and elects to participate in any tax proceeding shall be responsible for any expenses incurred by such Member in connection with such participation. The cost of any resulting audits or adjustments of a Member's U.S. federal, state or local income tax return shall be borne solely by such Member.

(d) A Member's obligations under this Section 4.7(v) shall survive such Member's ceasing to be a Member in the Company and the termination, dissolution, liquidation and winding up of the Company.

(vi) Expenses, Claim Resolutions and Adjustments.

(a) The Company shall bear the cost of any professional fees for such accountants, attorneys and agents as the Partnership Representative determines are necessary or useful to the conduct of its tax-related duties.

(b) In the event that the Company is responsible for the payment or deposit of any imputed underpayment in respect of an administrative adjustment pursuant to Code Section 6225(a) or any similar tax-related amount (including but not limited to amounts due with respect to any administrative adjustment request or any "push-out" statement furnished to the Company by a lower-tier partnership in accordance with Prop. Reg. Section 301.6226-3(e), as well as any interest or penalties), the Manager shall be authorized in its sole discretion to make such adjustments to allocations and/or distributions to the Members (including by treating the relevant payment as a distribution to a Member and/or a withdrawal in whole or in part by one or more Members) so that, to the extent possible and commercially reasonable, the amount of such payment or deposit is equitably borne by the Members (and, to the extent practicable, former Members or their successors) on such basis as the Manager may in its sole discretion determine.

(c) A Member's obligations under this Section 4.7(vi) shall survive such Member's ceasing to be a Member in the Company and the termination, dissolution, liquidation and winding up of the Company.

ARTICLE V
DISTRIBUTIONS

SECTION 5.1 Distribution of Proceeds. Except as otherwise expressly provided in this Article V, no Member shall have any right to receive any distribution or any return of its Subscribed Amount. The Company may receive periodic distributions of cash and/or other property (directly or indirectly) from the Investment Property and such distributions are to be classified by the Manager in its sole discretion as either Net Cash Flow or Capital Proceeds (collectively, "Proceeds"). The Company may make distributions of any available Proceeds to the Members as and when determined by the Manager in its sole discretion. Proceeds shall be apportioned preliminarily among the Members in proportion to their respective Allocation Percentages. The amount so apportioned to the Manager and its Affiliates shall be distributed to such Persons, and the amount so apportioned to each other Member shall be distributed between the Manager and such Member, as follows:

(i) First, 100% of Proceeds shall be distributed to the Members (other than the Manager), in accordance with their respective Allocation Percentages, until each Member has received its Subscribed Amount;

(ii) Second, 100% shall be distributed to the Members (other than the Manager) in accordance with their respective Allocation Percentages, until such time as each Member has received its Unpaid Preferred Return;

(iii) Third, 100% to the Manager until the Manager has received an amount pursuant to this Section 5.1(iii) equal to 20% of the distributions made pursuant to Section

5.1(ii) hereof and cumulative distributions made or being made to the Manager pursuant to this Section 5.1(iii);

(iv) Fourth, 30% to the Manager and 70% to the Members (other than the Manager) in accordance with their respective Allocation Percentages.

SECTION 5.2 Restoration of Deficit Capital Accounts. A Member with a deficit balance in its Capital Account after all the allocations and distributions pursuant to Sections 4 and 5 hereof have been made upon liquidation of the Company or its Allocation Percentage shall not be obligated to contribute property or cash to the Company in order to restore such deficit Capital Account balance.

SECTION 5.3 Amounts Withheld. The Manager is authorized to withhold from distributions made to the Members and to pay over to any federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, local or foreign law. Any amounts so withheld with respect to any Member shall be treated as having been distributed to such Member and therefore shall reduce the amount of future distributions pursuant to Section 5.1 hereof to such Member dollar for dollar.

SECTION 5.4 Tax Distributions. Subject to the last sentence of this Section 5.4, to the extent Proceeds are available, the Manager shall cause the Company to make distributions to the Members at times and in amounts intended to assist the Members and/or its members or partners in satisfying their tax liability attributable to allocations of taxable income of the Company allocated to them in any Fiscal Year (a "Tax Distribution"). In determining the amount of any Tax Distribution, the Manager may assume that the items of taxable income, gain, deduction, loss and credit in respect of the Company are the only such items entering into the computation of tax liability of the Members and their partners for the Fiscal Year and that each such Person is subject to tax at the maximum combined federal and state tax rate applicable to an individual resident of California. In addition, the Manager may take into account prior distributions made to the Members under this Agreement with respect to such Fiscal Year, and the Manager may make reasonable assumptions regarding the varying tax rates applicable to different categories of taxable income and loss and to different tax years in which taxable income or loss is recognized. Distributions made pursuant to this Section 5.4 to a Member shall be treated as having been made to such Member and therefore shall reduce the amount of future distributions pursuant to Section 5.1 hereof to such Member dollar for dollar. Distributions made pursuant to this Section 5.4 shall be made only from Proceeds and not from Subscribed Amounts or from borrowed money.

SECTION 5.5 Return of Distributions.

(i) If the Company incurs any Liability, the Company may recall distributions made pursuant to this Agreement pro rata according to the amount that such Liability would have reduced the distributions received by the Members pursuant to this Agreement had such Liability been incurred by the Company prior to the time such distributions were made (in each case, which recalled amounts shall be funded by the Members within 10 days after the date of any written request by the Manager), but in no event shall any Member be required to contribute amounts pursuant to this Section 5.5 greater than the lesser of (A) 100% of the Subscribed Amount of such Member and (B) the aggregate amount of distributions received by such Member from the Company pursuant to this Agreement on

or after the date 36 months prior to the date on which the Manager notified the Members in writing of such Liability or Liabilities or potential Liability or Liabilities, net of any such period's distributions returned by such Member to the Company pursuant to this Section 5.5.

(ii) For purposes of this Section 5.5, "Liability" means any liability or obligation that the Company or its Affiliate would be required by this Agreement or otherwise to pay if it had adequate funds, including (a) the expenses of investigating, defending or handling any pending or threatened litigation or claim arising out of the Company's or such Affiliate's activities, investments or business, (b) the amount of any judgment or settlement arising out of such litigation or claim, (c) such obligation of the Company or its Affiliate to return proceeds following the disposition of its assets and (d) the Company's or its Affiliate's obligation to indemnify any Member or other Person pursuant to Section 7.2 hereof or otherwise.

(iii) Any amounts contributed by a Member pursuant to Section 5.5(i) hereof shall be credited to such Member's Capital Account but shall not constitute any portion of a Subscribed Amount. Any debit pursuant to Section 4.1 hereof on account of a Liability shall be allocated to the Members' Capital Accounts after crediting the contributions required by this Section 5.5 to the Members' Capital Accounts.

(iv) A Member's obligation to make contributions to the Company under this Section 5.5 shall survive the dissolution, liquidation, winding up and termination of the Company, subject to any limitations on survival expressed elsewhere in this Section 5.5, and for purposes of this Section 5.5, the Company may pursue and enforce all rights and remedies it may have against each Member under this Section 5.5, including instituting a lawsuit to collect any contribution with interest from the date such contribution was required to be paid under Section 5.5(i) hereof calculated at the highest rate per annum permitted by applicable law, as determined by the Manager.

(v) The rights and remedies contained in this Section 5.5 shall be exercisable only by the Manager for the benefit of the Company and the Manager, and nothing in this Section 5.5 is intended to or shall provide any Person that is not a party hereto with any rights or remedies with respect to or under this Agreement.

SECTION 5.6 Deferred Distributions. Notwithstanding anything in this Agreement to the contrary, the Manager may at any time elect to defer distribution of all or any portion of any cash distribution that otherwise would be made to it pursuant to Section 5.1 hereof (or return to the Company all or any portion of any cash distribution previously received by it pursuant to Section 5.1 hereof) with respect to any Member and may implement the other provisions of this Section 5.6. Any amount that is not distributed to the Manager (or returned by the Manager) due to the preceding sentence, in the Manager's sole discretion, either shall be retained by the Company on the Manager's behalf or distributed to the applicable Member pursuant to Section 5.1 hereof. If an amount with respect to any Member is not distributed to the Manager (or is returned by the Manager) pursuant to this Section 5.6, then the Manager, in its sole discretion, may elect to receive all or any portion of any subsequent cash distributions otherwise distributable to such Member (or if the Manager elects, in its sole discretion, solely those made out of profits) until the Manager has received the same aggregate amount of cash distributions with respect to such Member it would

have received had it not elected to defer (or to return) such distributions with respect to such Member pursuant to the first sentence of this Section 5.6.

ARTICLE VI
MANAGEMENT AND OPERATION OF THE COMPANY; MEMBERS

SECTION 6.1 General.

(i) Appointment of Manager. Subject to the provisions of the Certificate of Formation, the business and affairs of the Company shall be managed by or under the direction of the Manager. The Manager is hereby designated as a "manager" within the meaning of the Act.

(ii) Manager Duties Generally.

(a) The Manager will actively manage and conduct the business of the Company devoting the time and attention as shall, in the discretion of the Manager, be necessary from time to time. All authority to act and to sign for and on behalf of the Company is vested in the Manager. The Manager may consult with legal counsel and accountants selected by it, and any act or omission suffered or taken by it on behalf of the Company or by the Company, or in furtherance of the interests of the Company, in good faith in reliance upon and in accordance with the advice of those legal counsel or accountants shall be presumptive evidence of justification of the Manager in so acting or omitting to act provided that (a) the legal counsel or accountants were selected with reasonable care; (b) the legal counsel or accountants were provided with all relevant and material information reasonably available at the time relating to the advice given; and (c) the matters upon which the Manager relies are within the scope of legal counsel's or accountants' professional competence.

(b) Subject to the limitations set forth in this Agreement, the Manager shall have the full and complete power and authority to carry out the purposes of the Company referred to in Section 2.2 and to take any and all acts, and not take any and all acts, by and on behalf of the Company as the Manager, in the exercise of its discretion, determines necessary, appropriate, advisable, or incidental to the management, control and conduct of the Company's business and affairs without notice to or the consent or approval of the Members, and may, without limitation of any other power or authority, do, and cause the Company to do, any or all of the following by, for and on behalf of the Company if, as and when it deems necessary, appropriate or advisable:

(A) provide or cause to be provided management and administrative services to the Company through itself or Affiliates; maintain the books, records and accounts of the Company; make periodic progress and portfolio reports to the Members; make or cause to be made all computations of allocations and distributions to Members; and generally provide overhead and required support for the Company;

(B) pay those fees and expenses consistent with the provisions of Section 6.3(ii) hereof, including legal and accounting fees and out-of-pocket disbursements and expenses, incurred by the Manager on behalf of the Company;

(C) engage consultants and advisers for advisory services and engage such other independent agents, attorneys, accountants, custodians, advisers and consultants as it may deem necessary or advisable for the management and operation of the Company and to manage and control its business and affairs;

(D) deal in and with, and transact business in respect of, the Company's investments, assets and the business purpose of the Company;

(E) open, conduct and close money market and temporary investment accounts on behalf of the Company and pay the customary fees and charges applicable to transactions in those accounts;

(F) open, maintain and close escrow accounts, bank accounts and custodial accounts for the Company and draw checks and other orders for the payment of money;

(G) make all elections for the Company that are permitted under tax or other applicable laws and file, on behalf of the Company, all required local, state and federal tax returns and other documents relating to the Company;

(H) evaluate the Company's need to purchase or bear the cost of any insurance covering the potential liabilities that may be incurred in connection with the conduct of the Company's business or affairs by the Manager, its officers, managers, directors and any employees thereof, as well as the potential liabilities of the Principals, and/or any Person providing services at the request of the Manager;

(I) commence, defend or settle litigation that pertains to the Company, the Special Purpose Entity, the Manager, the Principals, any Person providing services at the request of the Manager or any of the Company's investments or other assets;

(J) subject to the other provisions of this Agreement, enter into, make and perform those contracts, agreements and other undertakings, and take all other acts, as it may deem necessary or advisable for, or as may be incidental to, the conduct of the business contemplated by Section 2.2 hereof, including, for the avoidance of doubt, agreements governing the Special Purpose Entity's contracts, agreements, undertakings and transactions with any Member or with any other Person having any business, financial or other relationship with any Member or Members;

(K) establish reserves for operating expenses or obligations of the Company in amounts deemed reasonably necessary or appropriate by the Manager for the conduct of the Company's business;

(L) cause the Company or the Special Purpose Entity to incur recourse and non-recourse indebtedness, enter into and perform the terms of, or guaranty, credit facilities from any Person, pledge Subscribed Amounts and/or pledge the Investment Property as collateral for any such indebtedness;

(M) pursue any additional capital-raising activities for the Company, the Special Purpose Entity and/or the Investment Property, whether via equity or debt, deemed reasonably necessary or appropriate by the Manager in the best interest of the Company's business, including, without limitation, capital-raising activities in excess of the Maximum Offering Amount (subject to Section 3.1(i) hereof);

(N) cause the sale, transfer or other disposition of the Company or the Special Purpose Entity of all or substantially all (by either voting power or economic ownership) of its business, assets or securities, whether by way of a merger or consolidation, recapitalization or restructuring, negotiated purchase, private placement or otherwise; and

(O) execute, acknowledge and deliver any and all certificates, agreements, documents and instruments to effectuate the foregoing.

(c) The rights and powers under this Section 6.1 are included not by way of limitation but as illustration of rights and powers appropriate to the management of the Company and the conduct of the business of the Company, and are in addition to, and not limitations on, the rights and powers of a Manager of a limited liability company provided under the Act. Each Member agrees to cooperate with the Manager and the Company in connection with any activity engaged in by the Manager or the Company pursuant to this Section 6.1, as reasonably requested by the Manager, including, without limitation, delivering any information or documentation regarding such Member in connection with any indebtedness incurred by the Company or the Special Purpose Entity in accordance with this Section 6.1.

SECTION 6.2 Personal Services; Affiliated Agreements; Fees.

(i) Except as provided herein and in Section 6.3 hereof, neither the Manager nor any of its Affiliates shall receive any salary or other direct or indirect compensation for any services or goods provided in connection with the Company, unless such salary or other compensation is reasonably comparable to what would be paid to an independent third party in an arms' length transaction.

(ii) Certain Affiliates of the Manager may provide financial, operations management, property development and management and other services to the Company,

the Special Purpose Entity and other Persons pursuant to this Section 6.2; provided, that such services must (a) be related to the business or affairs of the Company or be within the reasonable scope of the Manager's duties, obligations, responsibilities and permitted activities as set forth in this Agreement, (b) be pursuant to a written agreement between the Company or Special Purpose Entity and the relevant Affiliate of the Manager, and (c) be provided on terms no less favorable to the Company than may be obtained from an unrelated thirty party for comparable services at comparable properties. The Company shall have no right to, or interest in, any compensation, fee or expense reimbursement paid to any Affiliates of the Manager by any other Person. The Manager shall not be deemed to have breached or violated, any duty of care or duty of loyalty or any other duty to the Company or to any of the Members, or to have engaged in any act of self-dealing, conflict of interest or dealing with an interest adverse to the Company, as a result of engaging, doing business with, compensating or relying on any Affiliate of the Manager or entering into or causing the Company to enter into any contract for services described in this Section 6.2, so long as the Manager acted in accordance with the terms of this Agreement, in good faith and in a manner which the Manager reasonably believed to be in the best interests of the Company.

SECTION 6.3 Acquisition Fee; Management Fee; Capital Transaction Fee; Organizational Expenses; Company Expenses.

(i) The Members acknowledge that the Company shall, upon closing on the purchase of the Investment Property, pay the Manager with respect to its duties hereunder a one-time acquisition fee (the "Acquisition Fee"), equal to two and one-half percent (2.5%) of the Investment Property's total purchase price.

(ii) The Members acknowledge that the Company shall, commencing on the date the Investment Property is first open to the public, pay the Manager with respect to its duties hereunder an annual management fee (the "Management Fee"), payable quarterly in advance, equal to 0.75% of aggregate Subscribed Amounts.

(iii) The Members acknowledge that the Company shall, upon closing on the sale of the Investment Property or a refinancing of the Investment Property, pay the Manager with respect to its duties hereunder a one-time transaction fee (the "Transaction Fee"), equal to two percent (2%) of the Investment Property's total sales price or the refinancing loan amount, respectively.

(iv) The Company shall pay or reimburse the Manager for all fees, costs and expenses incurred in connection with the formation and organization of the Company and the Special Purpose Entity and any additional entities required to structure each investment by the Company or the Special Purpose Entity, and expenses relating to the offering of the Interests, including but not limited to legal, accounting, filing and related fees, and travel and printing costs ("Organizational and Offering Expenses").

(v) The Company will reimburse the Manager for all costs and expenses incurred by the Manager in connection with the ongoing operations and conduct of its business including, without limitation, administrative expenses, legal fees, tax and audit fees, marketing and advertising costs, software expenses, website development and support

fees, consulting fees, escrow deposits, air travel, lodging, and printing expenses, and expenses incurred in connection with due diligence, capital raising, and funding. The Company will be responsible for all expenses related to its operations, including fees, costs and expenses of itself and the Manager, the repayment of financings and the costs related to establishing and maintaining loans for the Company (including, for the avoidance of doubt, a fee of 1% of the outstanding balance of any loan incurred for the benefit of the Company, the Special Purpose Entity or the Investment Property payable to the Manager or any of its Affiliates, any Principal or any other person that serves as guarantor for such loan), all indemnification expenses, fees of accountants and counsel, administrative expenses, costs of preparation of tax returns and any taxes, fees or other governmental charges levied against the Company, and all fees and expenses in connection with investments by the Company which are not consummated, and the cost of negotiating such investments ("Company Expenses"). The Manager may, at its discretion, elect to defer its receipt of any portion of the Management Fee or a reimbursement of Company Expenses payable to the Manager.

(vi) Notwithstanding anything herein to the contrary, the Manager and its Affiliates shall not be reimbursed for overhead expenses incurred in connection with the Company including but not limited to rent, depreciation, utilities, capital equipment, or other administrative items. In addition, the following expenses or costs incurred by or on behalf of the Manager shall be at the sole cost and expense of the Manager and shall not be reimbursed by the Company: (a) cost attributable to losses arising from any such Manager's fraud, willful misconduct or intentional breach of this Agreement; (b) cost of insurance purchased by the Manager for its own account; and (c) costs incurred with respect to the Manager's operating agreement or its investors, partners and/or members thereof.

SECTION 6.4 Permissible Investment Activities of Manager and its Affiliates. The Manager, its Affiliates and their respective partners, members, officers, directors and managers have made investments in real estate acquired prior to the establishment of the Company. Nothing in this Agreement shall prohibit the Manager, its Affiliates or their respective partners, members, officers, directors and managers from (i) continuing to hold such investments acquired prior the date hereof or (ii) making future investments in business opportunities that may or may not be in competition with the Company.

SECTION 6.5 Limited Liability of the Members. No Member (in its capacity as a Member) shall be personally liable for any of the debts of the Company or any of the losses thereof in excess of such Member's Interest and such Member's Subscribed Amount.

SECTION 6.6 No Management Responsibility, Power or Authority of the Members.

(i) No Member (in its capacity as a Member) shall:

(a) take part in the management or conduct of the business of or transact any business by, for or on behalf of the Company;

(b) have a drawing account or receive interest or return of investment on its Subscribed Amount, except as provided in Article V or Article IX; or

(c) otherwise have any right, power or authority to represent, act, bind or sign for the Company or to take an act that is binding on the Company.

SECTION 6.7 Approval, Consent and Meetings of the Members.

(i) The Manager may call a meeting of the Members by providing written notice of the date, time and place of any meeting, and the purpose or purposes for which the meeting is called, which notice shall be delivered to each Member by the Manager not less than 10 days before the date of the meeting. Any Member attending a meeting shall be deemed to have waived notice of the meeting unless the Member attends the meeting solely for the purpose of objecting to notice and so objects at the beginning of the meeting. The record date for notice shall not be more than 30 days prior to any meeting or action hereunder.

(ii) Within 10 days after receipt of a request submitted in writing and delivered in person or by certified mail for a meeting of the Company and statement of the purpose of the request by Members who collectively own at least 30% of the Allocation Percentages, the Manager shall call a meeting and shall notify all Members in person or by certified mail of the date, time, place and the purpose thereof. Any meeting requested by the Members pursuant to this Section 6.7 shall be held on a date not less than 15 days or more than 45 days after the receipt of the request for the meeting. Members may vote at any meeting, either in person or by proxy.

(iii) A quorum for the conduct of business at any meeting of the Members is: (a) the Manager and (b) a Majority in Interest of the Members.

(iv) Any one or more of the Members may attend any meeting of the Members by electronic or other means of remote communication that allows each Member attending the meeting to read and/or to hear the meeting proceedings and the other Members attending substantially concurrently as the meeting occurs, to be read or to be heard substantially concurrently as the Person communicates, and to vote at the meeting on or consent to matters regarding which the Member is entitled to vote or consent. Participation in a meeting in the manner described in this Section 6.7(iv) shall be the equivalent of being present in person at the meeting. The Manager shall include in the notice of each meeting of the Members instructions on how a Member may attend the meeting by remote communication.

(v) Any action required or permitted to be taken at a meeting of the Members may be taken without notice and without a meeting if one or more proposed written consents setting forth the action so taken, or to be taken, is signed by the requisite number of Members. With respect to any provision of this Agreement requiring the vote, approval, consent or similar action by the Members, the written consent of a Majority in Interest of the Members shall be the act of the Members (except where a different vote is specified in this Agreement). Action taken under this Section 6.7(v) shall be effective when the Persons needed to take the action or matter have signed the proposed written consent or counterparts thereof, unless the written consent specifies that it is effective as of an earlier or later date. Written consent on any matter approved or action taken pursuant to this Section 6.7(v) has the same force and effect as if the matter was approved at a duly called

meeting of the Members and may be described as such in any document or instrument. Any approval by written consent shall be delivered to the Company for filing with the records of the Company. The Manager shall provide written notice to all Members if any action has been taken under this Section 6.7(v).

(vi) When any notice is required to be given to any Member, a waiver thereof in writing signed by the Member entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

(vii) If under the company agreement of the Special Purpose Entity, as amended, the Company is required or requested to vote on any matter in its capacity as a member of the Special Purpose Entity, the Manager shall exercise the Company's rights to make such vote on behalf of the Company and the Members as the Manager determines in its sole discretion.

ARTICLE VII
INDEMNIFICATION

SECTION 7.1 Exculpation. Neither the Manager nor any Member shall be liable to the Company, or the Special Purpose Entity or any other Member for any act, failure to act, or loss in connection with the affairs of the Company or the Special Purpose Entity, so long as such Person has acted in good faith and in the best interests of the Company and the Special Purpose Entity and further such act, failure to act or loss did not result from the fraud, willful misconduct, or gross negligence of such Person, in each case as determined by the final, non-appealable judgment of a court of competent jurisdiction.

SECTION 7.2 Indemnification; Waiver of Fiduciary Duties.

(i) The Company shall indemnify, defend, save harmless and pay all judgments and claims against the Manager, any former Manager, former or current Representatives of the Company and any former or current Representatives of the Manager or former Manager (each an "Indemnified Person") arising from any liability or damage incurred by reason of any actions, inactions or decisions of such person that are within the scope of the authority provided hereunder or are taken upon advice of counsel to the Company, provided that the same were not fraud or the result of willful misconduct or gross negligence, in each case as determined by the final, non-appealable judgment of a court of competent jurisdiction. The Company shall advance reasonable attorneys' fees and other costs and expenses incurred by an Indemnified Person in connection with the defense of any pending or threatened action or proceeding which arises out of conduct that is the subject of the indemnification provided hereunder, subject to the agreement of such Indemnified Person, to reimburse the Company for such advance to the extent that it shall be determined by the final, non-appealable judgment of a court of competent jurisdiction that the Indemnified Person was not entitled to indemnification under this Section 7.2(i).

(ii) The Manager shall not have any duties (including fiduciary duties) to any other Member or the Company or the Special Purpose Entity, and any duties or implied duties (including fiduciary duties) of the Manager to the Company or the Special Purpose Entity or to any other Member that would otherwise apply at law, or in equity or otherwise

are intended to be modified by this Agreement and are hereby eliminated to the fullest extent permitted under the Act and any other applicable law, and each Member and the Company hereby waive all right to, and release the Manager from, any such duties; *provided, however*, that (a) the foregoing shall not eliminate the obligation of the Manager to act in compliance with the express terms of this Agreement and (b) the foregoing shall not be deemed to eliminate the implied contractual covenant of good faith and fair dealing of the Manager. Except as otherwise expressly provided in this Agreement, a Member other than the Manager shall not have any authority to act for, or to assume any obligation or responsibility on behalf of or for, any other Member or the Company.

SECTION 7.3 Continuing Rights. Any repeal or modification of Section 7.2 hereof shall not adversely affect any right or protection of an Indemnified Person existing at or prior to the time of such repeal or modification. The rights provided in Section 7.2 hereof shall inure to the benefit of the heirs, executors and administrators of the Indemnified Persons. The indemnification provided for herein shall not be deemed exclusive of any other rights to indemnification.

SECTION 7.4 No Member Liability. Subject to Section 5.5 hereof, any indemnification provided under this Article VII shall be satisfied solely out of assets of the Company, as an expense of the Company, and no Member shall be subject to personal liability by reason of these indemnification provisions.

SECTION 7.5 Settlements. The Company shall not be liable for any settlement of any such action effected without its written consent, but if settled with such written consent, or if there is a final judgment against the Indemnified Person in any such action, the Company agrees to indemnify and hold harmless the Indemnified Person to the extent provided above from and against any loss, claim, damage, liability or expense by reason of such settlement or judgment.

SECTION 7.6 Amendments. Any amendment of this Article VII shall not adversely affect any right or protection of an Indemnified Person who was serving at the time of such amendment or repeal, and such rights and protections shall survive such amendment or repeal with respect to events that occurred before such amendment or repeal.

ARTICLE VIII
TRANSFER OF A MEMBER'S INTEREST

SECTION 8.1 General.

(i) Except as otherwise expressly provided or permitted by this Agreement, no Member may Transfer any of its Interest herein except with the prior written consent of the Manager. No Member shall have a right to withdraw from the Company. Any Transfer which is not made pursuant to and in accordance with the terms and conditions of this Agreement shall be void and of no effect and shall vest no right, title or interest in the transferee. Each Member acknowledges that any Transfer of any portion of its Interest, even if approved by the Manager, may be subject to additional terms and restrictions imposed by the Company's or the Special Purpose Entity's lender(s), and each Member agrees to abide by all such terms and restrictions and to reimburse the Company or the Special Purpose Entity for (or pay directly to the lender(s)) any costs or fees charged by

such lender(s) in connection with a Transfer or a result of an impermissible Transfer hereunder (collectively, the "Lender Restrictions").

Notwithstanding anything in this Agreement to the contrary, subject to the satisfaction of the additional conditions specified herein, Transfers of some or all of the Interests of a Member to or from their respective Permitted Transferees and between or among their respective Permitted Transferees or between Members and the Company are hereby specifically permitted (including, without limitation, upon the death of a Member), but subject in all respects to Lender Restrictions. For purposes of this Agreement, "Permitted Transferee" means (i) with respect to a Member that is an individual, (a) any Member's spouse, and any Member's and/or such Member's spouse's children, stepchildren, grandchildren, step-grandchildren and other issue, (b) any entity established for the benefit of such Member's and/or such Member's spouse's children, stepchildren, grandchildren, step-grandchildren and other issue and in which the Member has the exclusive, nontransferable control (the term "control" for this purpose, shall mean the ability, whether by the ownership of such Interest, by contract or otherwise, to elect a majority of the directors of a corporation, independently to select the managing partner of a partnership or the manager or managers of a limited liability company, or otherwise to have the power independently to remove and then select a majority of those Persons exercising governing authority over an entity, and control shall be conclusively presumed in the case of the direct or indirect ownership of 50% or more of the equity interests in the specified Person; including, but not limited to, trusts where the beneficiaries of the trust consist of such Member's spouse, children, stepchildren, grandchildren or step-grandchildren) and (c) a Member's estate, and (ii) with respect to a Member that is not an individual, any wholly-owned subsidiary of such Member.

(ii) In connection with any Transfer hereunder, the Transfer will only be permitted if, prior to completion of such Transfer, the following shall be provided to the Company and the Manager: (a) a written agreement of the transferee, in form and substance satisfactory to the Company and the Manager, to be bound by this Agreement, which shall include an agreement by the transferee to execute any and all other documents that the Company and the Manager may deem necessary or appropriate to effect and evidence such Transfer and the agreements indicated above; (b) if requested by the Company or the Manager, an opinion of counsel, satisfactory in form and substance to the Company and the Manager, that the Permitted Transfer will not terminate the Company or impair its tax status, and that the Transfer constitutes an exempt transaction and does not require registration under applicable federal or state securities laws; (c) satisfactory evidence of compliance with the Lender Restrictions, if any; (d) the transferee shall have paid to the Company the amount determined by the Manager to be equal to the costs and expenses incurred by the Company in connection with such Transfer; (e) the transferee shall acknowledge that the Interest has not been registered under the Securities Act of 1933, or any applicable state securities laws, in reliance upon exemptions therefrom, and shall covenant, represent, and warrant that the transferee is acquiring the Interest for investment only and not with a view to the resale or distribution thereof; and (f) the transferor and the transferee shall furnish the Manager with such other similar information or documentation as the Manager may reasonably request.

(iii) Under no circumstances shall any Permitted Transferee have any authority to act on behalf of the Company unless such Permitted Trustee is a successor manager who is appointed pursuant to Section 9.2(i).

(iv) No purported Transfer or other act of a Member in contravention of the provisions of this Section 8.1 shall be or constitute an effective Transfer of an Interest, or otherwise be binding upon or recognized by the Company unless the transferor and the transferee shall have complied with the requirements of this Section 8.1.

(v) Each Member hereby agrees to indemnify and hold harmless the Company, and the other Members, from and against all loss, damage or expense, including, without limitation, tax liabilities or loss of tax benefits, arising directly or indirectly as a result of any Transfer or purported Transfer by such Member in contravention of the provisions of this Section 8.1.

ARTICLE IX
DISSOLUTION AND LIQUIDATION

SECTION 9.1 Dissolution. The Company shall be dissolved upon the happening of any of the following events (each, a "Liquidating Event"):

(i) as determined by the Manager in its sole discretion;

(ii) a judicial dissolution of the Company pursuant to the Act;

(iii) upon the written consent of all of the Members; or

(iv) upon the sale, transfer or disposition of the Investment Property and substantially all of the Company's other assets.

SECTION 9.2 Events Not Causing Dissolution; Filing of Certificate of Termination.

(i) The Company will continue in existence until the expiration of the term of the Company described in Section 2.4 hereof. The withdrawal, liquidation, dissolution, insolvency or bankruptcy of the Manager, the making of an assignment for the benefit of its creditors by the Manager, or the appointment of a receiver or trustee with respect to the Manager's property or affairs will not cause the dissolution of the Company if within 90 days of such occurrence a Majority in Interest of the Members appoint a successor manager.

(ii) The death, insanity, incompetency or bankruptcy of any Member shall not dissolve the Company. The successor to the rights of a deceased, insane, incompetent or bankrupt Member shall have all the rights of a Member for the purpose of settling or administering the estate or affairs of such Member; provided, however, that no such successor shall become a Permitted Transferee except in accordance with Article VIII. Neither the expulsion of any Member nor the admission or substitution of a Member shall cause dissolution of the Company. The estate of a deceased, insane, incompetent or bankrupt Member shall be liable for all the liabilities of a Member.

(iii) In the event of a seizure and sale of a Member's Interest by a creditor of the Member, the seizure and sale shall not operate as a dissolution of the Company, and the party acquiring the Member's Interest by virtue of the seizure and sale shall not become a Permitted Transferee except in accordance with Article VIII.

(iv) If the Company is dissolved, the Manager shall promptly file a Certificate of Cancellation with the Secretary of State of the State of Delaware.

SECTION 9.3 Winding Up.

(i) Upon the occurrence of a Liquidating Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets (subject to the provisions of Section 9.3(ii) hereof), and satisfying the claims of its creditors and Members. No Member shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. Any Person appointed by the Manager (which may be itself) (the "Liquidator") shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company's liabilities and assets and the Company assets shall be liquidated as promptly as is consistent with obtaining the fair market value thereof, and the proceeds therefrom shall be applied and distributed in accordance with the following order:

(a) First, to creditors other than Members in satisfaction of all of the Company's debts and liabilities to such creditors other than liabilities for which reasonable provision for payment has been made;

(b) Second, to the Members in satisfaction of all of the Company's debts and liabilities to Members other than liabilities for which reasonable provision for payment has been made; and

(c) The balance, if any, to the Members in accordance with Section 5.1 hereof.

(ii) Notwithstanding the provisions of Section 9.3(i) hereof which require liquidation of the assets of the Company, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or would cause undue loss to the Members, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (including to those Members as creditors) and/or distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 9.3(i) hereof, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Members, and shall be subject to such conditions relating to the disposition and management of such assets as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such assets at such time. The Liquidator shall determine the fair market value of any asset distributed in kind using such reasonable method of valuation as it may adopt. The ultimate decision and timing to liquidate may be

imparted by Lender Restrictions or the terms and provisions of investments held by the Special Purpose Entity.

(iii) The Manager shall not receive any additional compensation for any services performed pursuant to this Article IX, but shall be reimbursed for any expenses incurred on behalf of the Company.

(iv) Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, its Subscribed Amounts, its Capital Account and its share of Profits or Losses, and shall have no recourse therefor (upon dissolution or otherwise) against the Manager or any Member thereof. If, upon liquidation of the Company or upon liquidation of a Member's Interest, a Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which the liquidation occurs), such Member shall not be obligated to make any capital contribution with respect to such deficit.

SECTION 9.4 Compliance with Timing Requirements of Regulations. In the event the Company is "liquidated" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article IX to the Members who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2).

SECTION 9.5 Indebtedness of Members. Notwithstanding the foregoing, if any Member shall be indebted to the Company, then until payment of such amount by such Member, the Liquidator shall retain such Member's distributive share of the assets and apply such assets or the income therefrom to the liquidation of such indebtedness and the cost of holding such assets during the period of such liquidation. If such amount has not been paid or otherwise liquidated at the expiration of six (6) months after the date of dissolution of the Company, the Liquidator may sell the Interests of such Member at a public or private sale at the best price immediately obtainable which shall be determined in the sole judgment of the Liquidator. The proceeds of such sale shall be applied to the liquidation of the amount then due under this Article IX, and the balance of such proceeds, if any, shall be delivered to such Member.

SECTION 9.6 Documentation of Liquidation. Upon the completion of the liquidation of the Company cash and assets as provided in Section 9.3 hereof, the Company shall be terminated and the Certificate and all qualifications of the Company as a foreign limited liability company in jurisdictions shall be canceled and such other actions as may be necessary to terminate the Company shall be taken. The Liquidator shall have the authority to execute and record any and all documents or instruments required to effect the dissolution, liquidation and termination of the Company.

SECTION 9.7 Reasonable Time for Winding-Up. A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 9.3 hereof, in order to minimize any losses otherwise attendant upon such winding-up, and the provisions of this Agreement shall remain in effect between the Members during the period of liquidation.

SECTION 9.8 Liability of the Liquidator. The Liquidator shall be indemnified and held harmless by the Company from and against any and all claims, demands, liabilities, costs, damages

and causes of action of any nature whatsoever arising out of or incidental to the Liquidator's taking of any action authorized under or within the scope of this Agreement; provided, however, that the Liquidator shall not be entitled to indemnification, and shall not be held harmless, where the claim, demand, liability, cost, damage or cause of action at issue arises out of:

(i) a matter entirely unrelated to the Liquidator's action or conduct pursuant to the provisions of this Agreement; or

(ii) the proven fraud, willful misconduct or gross negligence of the Liquidator.

SECTION 9.9 Removal of the Manager.

(i) A Supermajority in Interest of the Members may remove the Manager as manager of the Company by delivering a written notice to the Manager (the "Manager Removal Notice") to such effect not later than 30 days after the occurrence of any Cause Event.

(ii) On the date of the Manager's removal pursuant to this Section 9.9 (the "Manager Removal Date"), (a) the interest of such removed Manager in the Company shall be converted (the "Conversion") into a Non-Managing Member interest and after such Conversion such removed Manager shall be a "Converted Non-Managing Member". Notwithstanding anything contained in this Agreement, the Converted Non-Managing Member shall assume the rights and responsibilities of a Non-Managing Member under this Agreement, except that the Converted Non-Managing Member shall maintain its right to receive all allocations and distributions with respect to the Investment Property (and any other investments of the Company) made prior to its removal (collectively, "Removal Investments") that the Converted Managing Member would have had the right to receive if it had not been removed as the manager of the Company. Thereafter, whenever the Company makes any distribution pursuant to Sections 5.1 or 5.4 hereof relating to any Removal Investment, the Converted Non-Managing Member shall be entitled to a distribution equal to the amount of the distribution pursuant to Sections 5.1(iii)-(v) hereof that it would have received if it had not been removed as the manager of the Company; provided, however, that any such distributions pursuant to Sections 5.1(iii)-(v) hereof made to the Converted Non-Managing Member after the Manager Removal Date with respect to the Removal Investments shall be reduced by 25%.

(iii) Effective upon the Manager Removal Date, such removed Manager (a) shall remain liable only for obligations with respect to any liability, loss, cost or expense (mature or unmatured, contingent or otherwise) solely arising out of, relating to, incidental to, or by virtue of any act, transaction or event in connection with the operation of the Company's business prior to the Manager Removal Date and (b) shall not be liable with respect to any liability, loss, cost or expense (mature or unmatured, contingent or otherwise) arising out of, relating to, incidental to, or by virtue of any act, transaction or event in connection with the operation of the Manager's business on or after the Manager Removal Date. The removed Manager and its Representatives (collectively, the "Manager Indemnitees") shall continue to be entitled to exculpation in accordance with Section 7.1 hereof and indemnification in accordance with Section 7.2 hereof (as if such removed Manager had not been removed as manager of the Company) to the extent that such exculpation or

indemnification relates in any way to actions taken by such Persons on or prior to the Manager Removal Date. Notwithstanding anything contrary in this Agreement, the Manager Indemnitees shall be deemed third-party beneficiaries of Sections 7.1 and 7.2 hereof and no amendment to this Agreement that would alter the terms of this Section 9.9 or Sections 7.1 and 7.2 hereof shall be made without the prior written consent of the removed Manager if such amendment adversely affects the removed Manager or any of the other Manager Indemnitees.

(iv) No removal of the Manager under Section 9.9(i) hereof shall be effective unless each of the following conditions is satisfied within 120 days after the date the Manager Removal Notice is delivered to the removed Manager: (a) a new manager of the Company (which may be an individual or an entity) shall have been selected by a Majority in Interest of the Members, and such new manager shall have assumed all obligations of the removed Manager under this Agreement arising on or after the date on which such new manager is admitted to the Company; (b) an amendment to the Certificate of Formation shall have been filed with the Secretary of State of the State of Delaware that reflects: (A) the admission of the new manager as the manager of the Company, and (B) the removal of the withdrawing Manager as the manager of the Company; (c) the admission of the new manager shall not have caused the Company to cease to be taxable as a partnership for United States federal or state income tax purposes; and (d) in the event that the Manager or an Affiliate thereof has provided a guarantee to any lender in connection with any indebtedness for borrowed money by the Company or its Affiliate, the Company shall have caused the Manager or such Affiliate to be fully released from its obligations under any such guarantee.

(v) The Members hereby agree to make such amendments to this Agreement as are necessary or advisable to implement the admission of a new manager of the Company, the removal of the withdrawing Manager and the changes in the economic relationships among the Member that are described in this Section 9.9 in a fair and equitable manner consistent with the principles set forth in this Section 9.9, and in all events to interpret and apply this Agreement (whether or not formal amendments are executed) in a manner consistent with such principles. No amendment to this Agreement that would adversely affect the Converted Non-Managing Member's rights or obligations under this Section 9.9 or any amendment to this Section 9.9 shall be made without the prior written consent of the Converted Non-Managing Member or, prior to the Conversion, the Manager.

ARTICLE X
MISCELLANEOUS

SECTION 10.1 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

SECTION 10.2 Waiver of Jury Trial. THE COMPANY, THE MANAGER AND EACH MEMBER HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT MAY

BE BROUGHT IN THE COURTS OF THE STATE OF TEXAS, OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF TEXAS AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH MEMBER AND OTHER PARTY HERETO HEREBY ACCEPTS, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS. EACH MEMBER AND OTHER PARTY HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH MEMBER AND OTHER PARTY HERETO AT HIS ADDRESS SET FORTH IN THIS AGREEMENT, AND SERVICE SO MADE SHALL BE DEEMED COMPLETE SEVEN (7) DAYS AFTER THE SAME SHALL HAVE BEEN SO MAILED.

SECTION 10.3 Amendments and Waivers.

(i) Except as otherwise expressly permitted herein, this Agreement may not be modified, altered, supplemented or amended (by merger, repeal, or otherwise) except pursuant to a written agreement executed and delivered by the Manager and a Majority in Interest of the Members. Notwithstanding the foregoing, the Manager, without the consent or approval at any time of any Member, may amend any provision of this Agreement or the Certificate of Formation of the Company, and may execute, swear to, acknowledge, deliver, file and record all documents required or desirable in connection therewith, to reflect:

(a) a change in the name of the Company or the location of the principal place of business of the Company;

(b) the admission, dilution, substitution, termination or withdrawal of any Member in accordance with the provisions of this Agreement;

(c) a change that is necessary to qualify the Company as a limited liability company or a Company in which the Members have limited liability; and/or

(d) a change that is:

(A) of an inconsequential nature and does not adversely affect any Member in any material respect;

(B) necessary or desirable to cure any ambiguity or to correct or supplement any provisions of this Agreement; or

(C) required or specifically contemplated by this Agreement.

(ii) The Manager will provide notice to the Members of any amendment to this Agreement promptly upon the execution of the same. By an instrument in writing, the Company and the Members may waive compliance by the Company and any other Member with any provision of this Agreement; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure or with respect to the Company or a Member that has not executed and delivered any such waiver.

No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, or power hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, or power provided herein or by law or at equity.

(iii) In connection with the foregoing, each Member hereby irrevocably designates and appoints the Manager, and its duly authorized agents, successors and assigns, each with power of substitution, as its agent and attorney-in-fact in its name, place and stead to do any of the actions described in this Section 10.3. In addition, each Member appoints the Liquidator as its true and lawful attorney and agent, in its name, to execute all certificates, documents and other instruments required to effectuate the dissolution and termination of the Company. The foregoing grant of authority is (a) a special power of attorney coupled with an interest in favor of the Manager and as such shall be irrevocable and shall survive the dissolution or other termination of any of the Members; (b) may be exercised for the Members by a signature of the Manager or by listing the name of the Members and executing any instrument with a single signature of the Manager acting as attorney; and (c) shall survive the Transfer by any Member of the whole or any portion of its Interest except that, where the transferee of the whole thereof has furnished a power of attorney and has been approved by the Manager for admission to the Company as a Substitute Member, this power of attorney shall survive such Transfer with respect to the transferor for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect such substitution and shall thereafter terminate with respect to any Member who Transfers all of its Interest.

SECTION 10.4 Notices.

(i) All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by private courier, electronic mail or by United States mail. Notices delivered by mail shall be deemed delivered two Business Days after being deposited in the United States mail, postage prepaid, registered or certified mail, return receipt requested. Notices delivered by electronic mail shall be deemed given on the Business Day such electronic mail was sent (or, if such electronic mail was sent on a day other than a Business Day, on the following Business Day). Notices delivered by hand or by private carrier shall be deemed given on the day delivered, or rejected in the case of hand delivery, or on the Business Day following transmittal (unless such day is a Saturday, Sunday or national holiday, in which case such notice shall be deemed given on the next Business Day). All notices to the Company and the Manager shall be delivered to the address set forth below and all notices to Members shall be delivered to the addresses set forth on Exhibit A (or at such other address for a party as shall be specified by like notice):

Magnolia Fund HTX GP, LLC
4505 Rusk Street
Houston, TX 77023
Attention: Erik Ibarra

With a copy to:

Daniels & Tredennick, PLLC
6363 Woodway Drive, Suite 700
Houston, TX 77057
Attention: Will Stafford

(ii) Notice of change of address shall be effective only when done in accordance with this Section 10.4. Counsel for a Member or the Manager may provide notice on behalf of the same with the same effect as if given by such party.

SECTION 10.5 Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof and thereof, except for contracts and agreements referred herein.

SECTION 10.6 No Agency. Except to the extent expressly provided herein, this Agreement shall not constitute an appointment of any of the Members as the legal representative or agent of any other Member, nor shall any Member have any right or authority to assume, create or incur in any manner any obligation or other liability of any kind, express or implied, against, or in the name or on behalf of, any other party.

SECTION 10.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible within a reasonable period of time.

SECTION 10.8 Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement may be executed by facsimile, scanned and emailed or other electronic signatures.

SECTION 10.9 Headings; Exhibits. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All exhibits and annexes attached hereto are incorporated in and made a part of this Agreement as if set forth in full herein.

SECTION 10.10 Further Assurances. The Manager and each Member shall execute and deliver such instruments and take such other actions as may be reasonably required in order to carry out the intent of this Agreement.

SECTION 10.11 Successors and Assigns. This Agreement shall be binding upon the permitted transferees, successors, assigns and legal representatives of the parties to this Agreement.

SECTION 10.12 Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. Any references in this Agreement to "including" shall be deemed to mean "including without limitation."

SECTION 10.13 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

SECTION 10.14 Creditors. Other than Section 10.17, none of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company.

SECTION 10.15 Other Business and Investment Ventures. Except as otherwise provided in this Agreement or any other agreement to which a Member or the Manager is a party, each Member and the Manager may engage in other business or investment ventures, whether in competition with the Company or otherwise, and neither the Company nor the other Members or Manager shall have any rights in such business or investment ventures. Each Member and Manager, on behalf of itself and its direct and indirect owners, and their respective affiliates, successors and assigns, hereby waives, discharges, releases and relinquishes all rights, claims, causes of action or benefits, whether individually, as a Member or Manager of the Company, or with respect to any derivative action or otherwise, arising out of, under or in connection with the establishment, creation, initiation, investment in or sale or liquidation of any corporation, limited liability company, partnership, entity, business, joint venture or other enterprise formed, owned or controlled, in whole or in part, by any of the other Members or Manager or their respective Affiliates, whether presently existing or hereafter established, and whether pursuant to the doctrine of "corporate opportunity" or otherwise. No Member, nor the Manager, shall have any duty whatsoever to offer or disclose any business opportunity to the Company or any other Member.

SECTION 10.16 Confidentiality. In connection with the organization of the Company and its ongoing business, the Members will receive or have access to confidential proprietary information concerning the Company, including, without limitation, a confidential information memorandum, certain appraisals, valuations, development plans, projections, financing, marketing and development plans of and for the transactions of the Company, the Manager or its Affiliates, various legal and financial information, trade secrets and the like (collectively, the "Confidential Information"), which is proprietary in nature and non-public. Unless otherwise agreed in writing by the Manager, no Member, nor any affiliate of any Member, shall disclose or cause to be disclosed any Confidential Information to any person nor use any Confidential Information for its own purposes or its own account, except as required by any regulatory authority, law or regulation, or by directly applicable legal process; provided, that, Members shall be permitted to disclose Confidential Information to their respective Representatives who need to know such confidential information for purposes of monitoring and evaluating such Member's Interest, so long as such Member shall cause such Representatives to treat such Confidential Information in accordance with this Section 10.16. For the avoidance of

doubt, any disclosure of Confidential Information by a Member's Representative that is not in accordance with this Section 10.16 shall constitute a breach of this Agreement by such Member. Notwithstanding the foregoing, each Member may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of (i) the Company and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to the Member relating to such tax treatment and tax structure. For this purpose, "tax structure" is limited to the facts relevant to the U.S. federal and state tax treatment of the transactions and does not include information relating to the identity of the parties, their affiliates, agents or advisors or any parties to transactions engaged in by the Company or (except to the extent relating to such tax structure or tax treatment) any nonpublic commercial or financial information.

SECTION 10.17 No Fiduciary Duty of Related Lender. If any Member or an Affiliate makes any loan to the Company, the terms of this Section 10.17 shall apply. The relationship under any such loans held by such Member or any of its Affiliates (each a "Related Lender") as a lender, and the Company, as a borrower, shall be governed by the terms and conditions contained in the notes, mortgages, and other documentation evidencing and securing such loans. Each Member hereby acknowledges and agrees that, notwithstanding anything in this Agreement or at law or equity to the contrary, a Related Lender shall have the right to exercise any and all of the rights and remedies of the holder of any such loan without any limitation thereon, including, without limitation, any limitation in any way related to the fact that any of such Persons who are holders of any such loan may be a Member or an Affiliate of a Member. The Members hereby expressly and knowingly waive any claim or defense to any acceleration of indebtedness, foreclosure, or other exercise of a right or remedy under any of the loan documents for any such loan, as they may be amended, extended, increased, or otherwise modified, or any other loan documentation with any Related Lender which may hereafter be entered into (and such documentation shall be deemed expressly approved by the Members if executed by the Manager on behalf of the Company) that such acceleration of indebtedness, foreclosure or other exercise of a right or remedy is precluded by or inconsistent with this Agreement or the status of any Related Lender by reason of its status as a Member or an Affiliate of a Member or, as a result of such status, is deemed to have any fiduciary or other duty to the Company or to the other Members in connection with any such exercise by any such Related Lender of its rights, remedies and options under any such loan documents, even if taking such action or omission by a Related Lender is not otherwise in the best interests of the Company or any of the Members.

SECTION 10.18 Use of Name. No Member shall use the name, trade name or trademark of the Company, the Manager or their respective Affiliates (e.g., Loving Heart, etc.) in any business dealing without, with respect to the Company and the Manager, the Manager's prior written consent, and, with respect to any such Affiliate of the Company or the Manager, such Affiliate's prior written consent.

SECTION 10.19 Legal Counsel. Daniels & Tredennick, PLLC has served as legal counsel to the Manager and the Company in connection with the formation and organization of the Company, the Manager and the Offering. No separate legal counsel or advisor have been retained by the Company or for any Subscribers or Members, prospective or otherwise. Daniels & Tredennick, PLLC is neither legal counsel nor adviser to the Members or the Subscribers.

SECTION 10.20 Waiver of Partition. Except as otherwise expressly provided herein, each of the Members hereby irrevocably waives any right or power that such Member might have

to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law, or to file a complaint or to institute any proceeding at law or in equity to cause the termination, dissolution and liquidation of the Company. Each of the Members has been induced to enter into this Agreement in reliance upon the waivers set forth in this Section 10.20, and without such waivers, no Member would have entered into this Agreement. No Member shall have any interest in any specific assets of the Company.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the Company has caused this Company Agreement to be executed by its duly authorized representative as of the day and year first written above.

COMPANY:

MAGNOLIA FUND HTX, LLC

By: Magnolia Fund HTX GP, LLC, its Manager

By: Erik Ibarra
Erik Ibarra (Mar 21, 2024 13:51 CDT)
Name: Erik Ibarra
Title: President

COMPANY AGREEMENT OF
MAGNOLIA FUND HTX, LLC
MEMBER SIGNATURE PAGE

The undersigned Member hereby executes the Company Agreement of MAGNOLIA FUND HTX, LLC, and hereby authorizes this signature page to be attached to a counterpart of such document executed by the Manager of MAGNOLIA FUND HTX, LLC.

FOR COMPLETION BY MEMBERS WHO ARE NATURAL PERSONS (i.e., individuals):

Member's Name: ______________________________
(print or type)

Member's Signature: ______________________________
(signature)

Spouse's Signature: ______________________________
(required if subscription is being made by a married individual)
(signature)

FOR COMPLETION BY MEMBERS WHO ARE NOT NATURAL PERSONS (i.e., corporations, partnerships, limited liability companies, trusts or other entities):

Member's Name: ______________________________
(print or type)

By: ______________________________
(signature of authorized representative)

Name: ______________________________
(print or type name of authorized representative)

Title: ______________________________
(print or type title of authorized representative)

EXHIBIT A

SCHEDULE OF MEMBERS

Member	Address	Subscribed Amount
______________________	______________________	________________

Company Agreement - Magnolia Fund HTX - Final

Final Audit Report 2024-03-21

Created:	2024-03-21
By:	Will Stafford (will@dtlawyers.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAills8fHutCNuzl-f7KBE_BUI8joxRmT7

"Company Agreement - Magnolia Fund HTX - Final" History

Document created by Will Stafford (will@dtlawyers.com)
2024-03-21 - 6:45:44 PM GMT

Document emailed to 713.erik@gmail.com for signature
2024-03-21 - 6:46:12 PM GMT

Email viewed by 713.erik@gmail.com
2024-03-21 - 6:50:31 PM GMT

Signer 713.erik@gmail.com entered name at signing as Erik Ibarra
2024-03-21 - 6:51:04 PM GMT

Document e-signed by Erik Ibarra (713.erik@gmail.com)
Signature Date: 2024-03-21 - 6:51:06 PM GMT - Time Source: server

Agreement completed.
2024-03-21 - 6:51:06 PM GMT